United States
                       Securities and Exchange Commission

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 4)

                           GenesisIntermedia.com, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   37184T 106
                                 (CUSIP Number)

                                Colette Johnston
                             Ultimate Holdings, Ltd.
                           13 Parliament St. Hamilton
                                  HM 12 Bermuda

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                                                             13D
Cusip No.:  37184T 106                                               Page 2 of 7
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(1)      NAME  OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ultimate Holdings, Ltd., a Bermuda limited company.
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [  ]
                                                              (b)  [  ]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*  WC, BK

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
--------------------------------------------------------------------------------
  NUMBER OF             (7)  SOLE VOTING POWER

   SHARES                        2,138,634
                        --------------------------------------------------------
BENEFICIALLY            (8)  SHARED VOTING POWER

  OWNED BY                       None
                        --------------------------------------------------------
    EACH                (9)  SOLE DISPOSITIVE POWER

 REPORTING                       2,138,634
                        --------------------------------------------------------
PERSON WITH            (10)  SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,138,634
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   33%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*   CO

--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 37184T 106                                                       13D
                                                                    Page 3 of 7
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Item 1.       Security and Issuer.

     This  statement  constitutes  Amendment No. 4 to the original  statement on
Schedule 13D filed with the Securities and Exchange Commission on May 14, 2000, as amended by Amendment No. 1 which was filed on August 14, 2000 and Amendment No. 2 which was filed on September 15, 2000, and Amendment No. 3 which was filed on November 13, 2000, in connection with shares of common stock, $.001 par value per share, of GenesisIntermedia.com, Inc., a Delaware corporation. The Issuer's principal executive offices are located at 5805 Sepulveda Blvd., 8th Floor, Van Nuys, CA 91411. Unless otherwise stated herein, the Schedule 13D, as previously filed, remains in full force and effect.

Item 2.       Identity and Background.

     (a) Name: Ultimate Holdings, Ltd., a Bermuda limited company ("Reporting Person").

     (b)  Address  of  Principal  Office:  13  Parliament  St.  Hamilton,  HM 12
          Bermuda.

     (c) Principal Business: Reporting Person's principal business is investing in technology and telecommunication companies.

     (d) During the last five years, neither Reporting Person nor its beneficial owners, directors and/or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Reporting Person, nor its beneficial owners, directors and/or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (a)  Name: Adnan Kashoggi

     (b) Address of Principal Office: c/o Alnaser Trading Industries, P.O. Box 6, Rayd, Saudia Arabia

     (c)  Present Occupation: Director and President of Reporting Person.

     (d) During the last five years, neither Reporting Person nor its beneficial owners, directors and/or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Reporting Person, nor its beneficial owners, directors and/or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.: 37184T 106                                                       13D
                                                                    Page 4 of 7
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     (a)  Name: Gail E. Chamberlain

     (b) Address of Principal Office: c/o Milner House, 18 Parliament St. Hamilton, HM 12 Bermuda.

     (c)  Present Occupation: Director of Reporting Person.

     (d) During the last five years, neither Reporting Person nor its beneficial owners, directors and/or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Reporting Person, nor its beneficial owners, directors and/or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (a)  Name: Ernest A. Morrison

     (b)  Address  of  Principal  Office:  13  Parliament  St.  Hamilton,  HM 12
          Bermuda.

     (c)  Present Occupation: Director and Vice-President of Reporting Person.

     (d) During the last five years, neither Reporting Person nor its beneficial owners, directors and/or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Reporting Person, nor its beneficial owners, directors and/or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (a)  Name: Helen Adderlely

     (b)  Address  of  Principal  Office:  13  Parliament  St.  Hamilton,  HM 12
          Bermuda.

     (c)  Present Occupation: Director of Reporting Person.

     (d) During the last five years, neither Reporting Person nor its beneficial owners, directors and/or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Reporting Person, nor its beneficial owners, directors and/or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.: 37184T 106                                                       13D
                                                                    Page 5 of 7
-----------------------------------------------------------------------------
     (a)  Name: Colette M. Johnston

     (b)  Address  of  Principal  Office:  13  Parliament  St.  Hamilton,  HM 12
          Bermuda.

     (c)  Present Occupation: Secretary of Reporting Person.

     (d) During the last five years, neither Reporting Person nor its beneficial owners, directors and/or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Reporting Person, nor its beneficial owners, directors and/or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (a)  Name: Alison Chadwick

     (b)  Address  of  Principal  Office:  18  Parliament  St.  Hamilton,  HM 12
          Bermuda.

     (c)  Present Occupation: Assistant Secretary of Reporting Person.

     (d) During the last five years, neither Reporting Person nor its beneficial owners, directors and/or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Reporting Person, nor its beneficial owners, directors and/or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Considerations.

     Reporting  Person  made  the  various  purchases  listed  in Item 5 of this
Schedule 13D for an aggregate amount of $1,985,580. The source of the funds for these purchases were working capital of Reporting Person as well as loans made in the ordinary course of business by Deutche Bank pursuant to an open-ended line of credit with interest calculated 9.5% per annum.

Item 5.       Interest in Securities of Issuer.

     (c) The following purchases were made on the Nasdaq open market subsequent to the Schedule 13D and Amendment No. 4 to the Schedule 13D on the following dates:

CUSIP No.: 37184T 106                                                       13D
                                                                    Page 6 of 7
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

       Shares Purchased                                                        Transaction Date
                                    Shares Sold       Exercise Price

     ----------------------     ----------------   ----------------------     -------------------

                    40,000                                       $18.062                11/17/00
                    40,000                                       $18.031                11/21/00
                    30,000                                       $18.062                11/29/00

                   110,000

CUSIP No.: 37184T 106                                                       13D
                                                                    Page 7 of 7
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                                   SIGNATURES

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2000             ULTIMATE HOLDINGS, LTD.


                                      By:  /s/ Colette Johnston
                                         __________________________
                                            Colette Johnston
                                            Title: Manager